SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 24:

Nokia Board of Directors convenes Annual General Meeting 2013

Nokia stock exchange release dated January 24:

Nokia Board of Directors approves the Nokia Equity Program 2013 and introduces a new Employee Share Purchase Plan as part of the Program

PRESS RELEASE

24.01.2013

Nokia Board of Directors convenes Annual General Meeting 2013

No dividend proposed for 2012

Nokia Corporation

Stock Exchange Release

January 24, 2013 at 13.15 (CET +1)

Espoo, Finland - Nokia announced today that its Board of Directors has resolved to convene the Annual General Meeting on May 7, 2013 and that the Board and its Committees submit the below proposals to the Annual General Meeting.

• Proposal not to pay dividend

• Proposals on the Board composition and remuneration

• Proposals to authorize the Board to repurchase and issue shares

• Proposals on the re-election of the external auditor and remuneration

Proposal on the payment of dividend

The Board proposes to the Annual General Meeting that no dividend be paid for the fiscal year 2012.

Nokia Group 2012 reported net profit was negative EUR 3.1 billion and Nokia Group net cash position decreased from EUR 5.6 billion at the end of 2011 to EUR 4.4 billion at the end of 2012. In addition, Nokia Corporation’s results for fiscal year 2012 were negative.

To ensure strategic flexibility, the Board proposes that no dividend payment will be made for 2012. Nokia’s fourth quarter 2012 financial performance combined with this dividend proposal further solidifies the company’s strong liquidity position.

Proposals on Board composition and remuneration

Dame Marjorie Scardino and Ms Isabel Marey-Semper have informed that they will no longer be available for re-election to the Nokia Board of Directors after the Annual General Meeting. Dame Marjorie Scardino has been a Nokia Board member since 2001 and Ms Isabel Marey-Semper since 2009.

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be ten (10) and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2014: Bruce Brown, Stephen Elop, Henning Kagermann, Jouko Karvinen, Helge Lund, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee proposes that Ms Elizabeth Doherty, currently Chief Financial Officer of Reckitt Benckiser Group plc, be elected as a member of the Nokia Board of Directors for the same term.

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Additional information about the Board member candidates will be available in the Committee proposal which will be published simultaneously with the notice to the Annual General Meeting.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on May 7, 2013 that Risto Siilasmaa be elected as Chairman of the Board and Jouko Karvinen as Vice Chairman of the Board, subject to their election to the Board of Directors.

As to the Board remuneration, the Corporate Governance and Nomination Committee proposes that the annual fee payable to the Board members elected at the Annual General Meeting on May 7, 2013 for a term ending at the Annual General Meeting in 2014, remains at the same level as during the past five years as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member, excluding the President and CEO of Nokia if re-elected to the Nokia Board; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee proposes that, as in the past, approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, which shares shall be retained until the end of the Board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Proposal to authorize the Board to repurchase shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 370 million Nokia shares. The proposed amount of shares represents less than 10% of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or in marketplaces by repurchasing the shares in another proportion than that of the current shareholders. The authorization would be effective until June 30, 2014 and terminate the current authorization granted by the Annual General Meeting on May 3, 2012.

The repurchase authorization is proposed in order to maintain flexibility, but the Board has no current plans for repurchases during 2013.

Proposal to authorize the Board to issue shares

The Board also proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board proposes that it may issue either new shares or shares held by the Company. The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of

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the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until June 30, 2016 and terminate the current authorization granted by the Annual General Meeting on May 6, 2010.

Proposals on election of external auditor and remuneration
In addition, the Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed based on the invoice and in compliance with the purchase policy approved by the Audit Committee.

The notice to the Annual General Meeting and the complete proposals by the Board and its Committees to the Annual General Meeting are scheduled to be published on Nokia’s website at www.nokia.com/agm  on or about January 30, 2013.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business is exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation and regulatory proceedings; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia Lumia products that operate on the Windows Phone 7 operating system as a result of increasing availability of Nokia Lumia products with the new Windows Phone 8 operating system; 4) the expected continuing decline of sales of Symbian devices and the significantly diminishing viability of the Symbian smartphone platform; 5) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows;  7) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  8) our ability to realize a return on our

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investment in next generation devices, platforms and user experiences; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies and our ability to maintain the existing sources of intellectual property related income or establish new such sources; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms, particularly as we ramp our new Lumia smartphone devices; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products, particularly as we ramp our new Lumia smartphone devices; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets, 30) any disruption to information technology systems and networks that our operations rely on, which may be for instance caused by our inability to successfully and smoothly implement our plans to streamline our IT organization including the transfer of some activities and employees to strategic partners; 31) unfavorable outcome of litigations and regulatory proceedings;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the mobile broadband and services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former

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employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Investor Relations Europe
Tel. +358 7180 34927
Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

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PRESS RELEASE

24.01.2013

Nokia Board of Directors approves the Nokia Equity Program 2013 and introduces a new Employee Share Purchase Plan as part of the Program

Nokia Corporation

Stock Exchange Release

January 24, 2013 at 13.30 (CET +1)

Espoo, Finland - Nokia announced today that Nokia’s Board of Directors has approved the Nokia Equity Program 2013. In addition to the equity instruments used in previous years, the Board of Directors approved the launch of a new Employee Share Purchase Plan. The Nokia Equity Program 2013 includes the following equity instruments:

• A new Employee Share Purchase Plan for Nokia employees in selected jurisdictions, entitling the eligible employees to contribute a part of their salary to purchase Nokia shares. After a designated holding period Nokia will offer the employees one matching share for each two purchased shares;

• Performance Shares, which are dependent on the achievement of two independent financial performance criteria;

• Restricted Shares, which are dependent on continued employment during a three-year restriction period and are used together with Performance Shares; and

• Stock Options, which are used on a more limited basis at the executive level.

The purpose of the Nokia Equity Program 2013
The Nokia Equity Program 2013 is designed to support the participants’ focus and alignment with the company’s strategy and targets. Nokia’s use of the performance-based plan in conjunction with the restricted share plan as the main long-term incentive vehicles is planned to effectively contribute to the long-term value creation and sustainability of the company and to align the interests of the employees with those of the shareholders. It is also designed to ensure that the overall equity-based compensation is based on performance, while also ensuring the recruitment and retention of talent vital to the future success of Nokia.

The new Employee Share Purchase Plan
Under the Employee Share Purchase Plan, the eligible Nokia employees can elect to make monthly contributions from their salary to purchase Nokia shares. Participation in the plan is voluntary for the employees.

The annual limit which the participant can contribute to the plan will be between a minimum of EUR 60 and a maximum of the lower of (1) EUR 1 200 and (2) 10% of a participant’s annual gross base salary. Generally, the share purchases will be made at market value on pre-determined dates on a monthly basis during a 12-month period. Nokia will offer one matching share for every two purchased shares the participant still holds after the last monthly purchase has been made in June 2014. The total maximum amount of employee contributions during the plan cycle commencing in 2013 will be approximately EUR 22 million, which equals approximately 6.3 million Nokia shares using the January 23, 2013 closing share price of EUR 3.49. Based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be 3.15 million. In addition, to encourage participation in the plan, Nokia will offer 20 free shares for every participant making the first three consecutive monthly share purchases in the first year.

The Employee Share Purchase Plan is planned to be offered to Nokia employees (excluding Nokia Siemens Networks’ employees) in 27 countries for the plan cycle commencing in 2013. The first savings period is intended to start in June 2013 and the first monthly purchases are planned to be made in July 2013. Any future offers of the plan after the first plan cycle in 2013-2014 must be approved by the Board.

Performance Shares and Restricted Shares

Under the Performance Share Plan 2013, Nokia shares will be delivered provided that the financial performance reaches at least one of the required threshold levels measured by two independent performance criteria. The performance criteria are average annual net sales and average annual earnings per share for the performance period. The threshold and maximum levels for the Performance Share Plan 2013 are scheduled to be determined and disclosed during the first quarter of 2013. No Performance Shares will be granted under the plan prior to that. The plan has a two-year performance period (2013-2014) and a subsequent one-year restriction period. Accordingly, the amount of shares based on the financial performance during the two-year performance period will vest after 2015. The grant of Performance Shares in 2013 may result in an aggregate maximum payout of 32 million Nokia shares, should the maximum level for both performance criteria be met.

The Restricted Share Plan 2013 has a three-year restriction period. The grant of Restricted Shares in 2013 may result in an aggregate maximum payout of 16 million Nokia shares.

Stock Options
As part of the Nokia Equity Program 2013, stock options will be granted under the Nokia Stock Option Plan 2011 approved by the Annual General Meeting 2011. Stock options can be granted under the Stock Option Plan 2011 until the end of 2013 and they have a vesting period of 50% of stock options vesting three years after grant and the remaining 50% vesting four years from grant. The exercise price of the stock options is determined at the time of grant, on quarterly basis, in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results. The planned maximum number of stock options to be granted during 2013 is approximately 11 million. The stock options to be granted in 2013 will expire on December 27, 2019.

Employees covered by the Equity Program 2013

Following last year’s practice, the primary equity instruments for the executive employees are performance shares and stock options. For directors below the executive level, the primary equity instruments are performance shares and restricted shares. Below the director level, performance shares and restricted shares are used on a selective basis to ensure retention and recruitment of functional mastery and other employees deemed critical to Nokia’s future success.

Approximately 38 500 employees in 27 countries are planned to be offered the possibility to participate in the Employee Share Purchase Plan for the plan cycle commencing in 2013, provided that there are no local regulatory or administrative restraints for the offer. Approximately 3 500 employees are expected to participate in the Nokia Performance Share Plan, Restricted Share Plan and Stock Option Plan in 2013.

Dilution effect

As of December 31, 2012, the total maximum dilution effect of Nokia’s equity program currently outstanding, assuming that the performance shares would be delivered at maximum level, is approximately 2.5%. The potential maximum effect of the Nokia Equity Program 2013 would be approximately another 1.7%, again assuming the delivery at maximum level for performance shares, and the delivery of matching shares against the maximum amount of contributions of approximately EUR 22 million and the delivery of 20 free shares to the participants under the Employee Share Purchase Plan. The calculation for the Employee Share Purchase Plan is based on the January 23, 2013 Nokia closing share price of EUR 3.49.

Settlements under various Nokia equity plans

The performance period for the Performance Share Plan 2010 ended on December 31, 2012, and as the threshold performance criteria of EPS and average annual net sales growth were not met, there will be no settlement to the participants under the plan. To fulfill the Company’s obligations under other, considerably more limited equity incentive plans, Nokia’s Board of Directors has resolved to issue a total amount of 1 616 000 Nokia shares (NOK1V) held by the Company without consideration to settle its commitment to approximately 300 participants, employees of the Nokia Group.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business is exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation and regulatory proceedings; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia Lumia products that operate on the Windows Phone 7 operating system as a result of increasing availability of Nokia Lumia products with the new Windows Phone 8 operating system; 4) the expected continuing decline of sales of Symbian devices and the significantly diminishing viability of the Symbian smartphone platform; 5) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows;  7) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  8) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies and our ability to maintain the existing sources of intellectual property related income or establish new such sources; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms, particularly as we ramp our new Lumia smartphone devices; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products, particularly as we ramp our new Lumia smartphone devices; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets, 30) any disruption to information technology systems and networks that our operations rely on, which may be for instance caused by our inability to successfully and smoothly implement our plans to streamline our IT organization including the transfer of some activities and employees to strategic partners; 31) unfavorable outcome of litigations and regulatory proceedings;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the mobile broadband and services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal